[Ancestry.com letterhead]

October 29, 2014

Via EDGAR

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ancestry.com LLC.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 28, 2014
File No. 333-189129-16

Dear Mr. Wilson:

Set forth below are responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the comment letter dated October 20, 2014 (the “Comment Letter”) with respect to the above referenced Form 10-K (the “Form 10-K”) of Ancestry.com LLC (the “Company” or “Ancestry”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Form 10-K.

For the convenience of the Staff, we have reprinted the Staff comments in italics below. The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill Impairment, page 40

1.	We have reviewed your response to prior comment 1 and note your response in bullet point 1 that your impairment testing was less than 12 months since a third party valuation firm completed a valuation and purchase price allocation analysis at the time of your go-private transaction. In regards to your responses contained in bullet points 2 through 4, please explain in more quantitative terms, how the performance and macro conditions have trended over the periods since the valuation in a manner indicating that it is not more likely than not that the reporting unit’s fair value is less than the carrying amount.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

October 29, 2014

Response:

In accordance with ASC 350, “Intangibles – Goodwill and Other,” we perform our goodwill impairment testing on an annual basis, unless indicators of impairment exist in interim periods. We perform our annual goodwill impairment test as of November 30th of each fiscal year. As such, the quantitative information included in our responses below was based on the most recent FY 2013 forecast available at the time of our analysis. The forecast data represents actual results for FY 2013 through November 30th plus the forecast for the month of December 2013.

For reference, we have repeated bullet points 2 through 4 from the Company letter to the Staff dated October 3, 2014 (the “First Response Letter”) below and for each bullet point we have included additional quantitative detail as requested.

First Response Letter bullet point 2:

Overall financial performance including total revenues, EBITDA and cash flows from operations has increased in comparison to the prior fiscal year and since the acquisition by Permira funds and co-investors.

In addition to financial measures calculated in accordance with U.S. GAAP such as total revenues and cash flow from operations, we believe non-GAAP revenues1 and EBITDA are useful as supplemental measures to evaluate the overall operating performance of the company and to provide consistency and comparability with our past financial performance.

For each of these key financial metrics, we compared our forecasted results for fiscal year 2013 to actual results for fiscal year 2012. As shown in the table below each of our key financial metrics had increased in relation to the prior fiscal year, which was an indicator that it was not more likely than not that the reporting unit’s fair value was less than the carrying value.

[1]	Non-GAAP revenues are calculated as total revenues plus the effects of non-cash adjustments to revenue from purchase accounting for the acquisition of the company by Permira funds and co-investors.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

October 29, 2014

	FY 2013 Forecast as of Nov 30th	FY 2012 Actuals	$ Change	% Change
Total Revenues	$539.2M	$487.1M	$52.1M	10.7%
Non-GAAP Revenues	$560.3M	$487.6M	$72.7M	14.9%
EBITDA[2]	$210.4M	$178.8M	$31.6M	17.7%
Cash Flows from Operations	$156.7M	$68.2M	$88.5M	129.8%

Additionally, at the time of our impairment testing, less than 12 months had passed since Ancestry was acquired in December 2012 by Permira funds and co-investors. At that time, a third-party valuation firm completed a valuation and purchase price allocation analysis, which we used to record the value attributable to goodwill and intangible assets. Projected non-GAAP revenues and EBITDA were two of the primary financial measures used in preparation of this valuation. As such, we compared our forecasted results as of November for non-GAAP revenues and EBITDA for fiscal year 2013 to the 2013 management projections included in the third-party valuation from the acquisition. As shown in the table below, our 2013 forecasted results as of November 30, 2013 (including a projection for the month of December as described above) exceeded the 2013 projected results used in the valuation and purchase price allocation analysis, which was an indicator that it was not more likely than not that the reporting unit’s fair value was less than the carrying value.

	FY 2013 Forecast as of Nov 30th	2013 Projections used in 3rd party Valuation	$ Change	% Change
Non-GAAP Revenues	$560.3M	$554.1M	$6.2M	1.1%
EBITDA	$210.4M	$201.9M	$8.5M	4.2%

Additionally, we reviewed the current long-term forecast at the time of our analysis noting no significant changes from management’s projections used in the third-party valuation from the acquisition.

First Response Letter bullet point 3:

Operational performance such as growth in the number of subscribers in comparison to the prior year, the number of content records added to our site, launch and growth of emerging products, and key business agreements executed, among other factors.

[2]	While the Staff’s comments and Company’s response use the term EBITDA, the Company’s numbers included in this response and the Company’s 10-K are “adjusted EBITDA” as defined therein.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

October 29, 2014

As subscribers to our core Ancestry.com websites are our primary source of revenues, the number of total subscribers to these sites is a key metric that management reviews to evaluate the business, make strategic decisions, and evaluate forward-looking projections. The table below compares the number of total subscribers forecasted at the time of our analysis to the actual number of total subscribers from the prior year.

	FY 2013 Forecast as of Nov 30th	FY 2012 Actuals	# Change	% Change
Total Subscribers	2,140,000	2,016,000	124,000	6.2%

Similar to the financial metrics discussed above, we also compared, the number of total subscribers forecasted as the time of our analysis to the number of total subscribers projected for fiscal year 2013 as a part of the third-party valuation prepared in December 2012.

	FY 2013 Forecast as of Nov 30th	2013 3rd Party Valuation Projections	# Change	% Change
Total Subscribers	2,140,000	2,127,000	13,000	0.6%

In both cases, we noted that the number of total subscribers had increased, which was an additional indicator that it was not more likely than not that the reporting unit’s fair value was less than the carrying value.

As a part of our analysis, we also considered other key business initiatives completed in FY 2013 including the following:

•	we added over 1.2 billion records to our content collections;

•	we completed a key strategic agreement with FamilySearch, to make approximately 1 billion global records available online over the next five years;

•	we acquired Find-A-Grave, Inc., which provided a significant collection of burial information with over 105 million records and 81 million photos; and,

•	the database for our AncestryDNA service, an emerging product, more than doubled in size to over 240,000 samples.

Our ability to deliver new content and products or services to our customers is an important factor in our ability to retain and to attract subscribers. Our execution on these key business initiatives was an additional indicator that it was not more likely than not that the reporting unit’s fair value was less than the carrying value.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

October 29, 2014

First Response Letter bullet point 4:

Macroeconomic conditions such as the continued strength of the public equity markets and stability of interest rates

In accordance with ASC 350-20-35, we considered changes in macroeconomic conditions, such as a potential deterioration in general economic conditions and other developments in the equity and credit markets as a part of our analysis. In general, we noted that macroeconomic conditions, in management’s opinion, had improved during FY 2013. Public equity markets increased in value in FY 2013 indicating that generally there was a favorable macroeconomic environment. Specifically we noted the following for the first eleven months of 2013:

•	the Dow Jones Industrial Average increased by over 20%;

•	the NASDAQ Composite increased by over 30%;

•	the S&P 500 increased by over 25%; and

•	our senior unsecured notes, which were issued at the time of the acquisition, were trading at 116.

In management’s opinion, short-term and long-term interest rates, such as U.S. Treasury and LIBOR rates were relatively stable throughout the year with some upward movement. We considered interest rates in our analysis as an indicator of the current monetary policy and overall health of the economy; we also consider the movement in interest rates important due to variable nature of some of our debt. We did not consider the movements in interest rates throughout the year to be a negative or a positive indicator in our impairment analysis as rates were relatively stable.

2.	We note your responses contained in bullet points 4 through 6 in prior comment 1. Please provide greater specific comparative quantifications, including more detail over the change in debt terms and your evaluation of the family history market and brand. For example, your statement in 6 is unclear other than you have a position in the market. Similar to the prior comment please address how any additional detail and evaluations indicate it is not more likely than not that the reporting unit’s fair value is less than its carrying value.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

October 29, 2014

Response:

For reference, we have repeated bullet points 5 through 6 from our First Response Letter below and for each point we have included additional quantitative and comparative detail as requested.

First Response Letter bullet point 4:

Please note that we have addressed your requests regarding bullet point 4 from our First Response Letter in response to Staff comment 1 above.

First Response Letter bullet point 5:

Our ability to access the capital markets including multiple repricings of our credit facility completed during the year to achieve more favorable interest rates and terms.

In December 2012, in connection with the acquisition of Ancestry by Permira funds and co-investors, we entered into a new credit facility. Subsequently, in May 2013, we completed a repricing of the term loan under our credit facility to achieve more favorable interest rates and terms. To obtain the best interest rates available, we elected that a portion of the credit facility would be converted into an amortizing term loan; however, the total indebtedness immediately before and after the repricing remained the same.

In December 2013, we completed a second repricing of our term loans to achieve even more favorable interest rates and terms. Although the second repricing was completed subsequent to the date of our goodwill impairment analysis, the transaction had closed by the date our analysis was finalized. As such, we included it as an additional indicator in our goodwill impairment testing analysis. Consistent with the first repricing, the total indebtedness was the same immediately before and after the repricing.

The table below includes a summary of key changes in interest rates and other terms among the original term loan, the May 2013 repricing transaction and the December 2013 repricing transaction.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

October 29, 2014

	Original	May 2013 Repricing		December 2013 Repricing
	Term Loan	Term Loan B-1	Term Loan B-2	Term Loan B-1	Term Loan B-2
Floor interest rate	1.25%	1.25%	1.00%	1.00%	1.00%
Applicable LIBOR Margin	5.75%	4.00%	3.25%	3.50%	3.00%
Term	December 2018	December 2018	May 2018	December 2018	May 2018
Repayment Terms	$6.7 million/ annum	$4.9 million/ annum	$30.0 million/ annum	$4.6 million/ annum	$33.0 million/ annum
General Restricted Payment Basket	$25.0 million	$25.0 million		$40.0 million
Acquisition Basket	$150.0 million for general acquisitions plus $50.0 million for genealogical data acquisitions	$150.0 million for general acquisitions plus $50.0 million for genealogical data acquisitions		$200.0 million for general acquisitions plus $100.0 million for genealogical data acquisitions
General Lien Basket	$20.0 million	$20.0 million		$50.0 million

As a part of each repricing transaction, we were able to obtain more favorable interest rates and other terms. The reduction in interest rates provided us approximately $20.0 million of annual cash interest savings. Additionally, the changes in our debt covenant baskets allows more flexibility in operating our business. We were able to reprice our term loans twice within a twelve month period from origination of the loans due in large part to the financial performance achieved during FY 2013 referenced in response to comment 1 above. As shared above, our senior unsecured notes were trading at 116, which is an indicator of the market’s view that the Company’s credit risk had improved. We believe the fact that we were able to obtain significantly more favorable debt terms for the credit facility and that our notes were trading significantly above par are additional indicators that the fair value of the reporting unit had increased from the time of the original valuation and thus it was not more likely than not that the reporting unit’s fair value is less than the carrying value.

First Response Letter bullet point 6:

Industry and Market conditions including our position in the family history market and brand recognition

In accordance with ASC 350-20-35, we considered industry and market considerations such as a potential deterioration in the environment in which an entity operates and an increased competitive environment. We noted following points regarding the general family history market and Ancestry’s position within it:

•	Per comScore worldwide data as of July 2013, Ancestry websites had the most monthly unique visitors of any family history websites. In addition, Ancestry sites had over four times the number of monthly unique visitors of the second family history site researched.

•	Based on a market research study conducted by Millward Brown Optimor during 2013, the total addressable market for family history research is approximately 83 million people in the United States. The Company’s existing subscriber base across its US-based websites of 2.1 million is only a small fraction of the total addressable U.S. market indicating that the Company continues to have room to grow and expand in its primary market.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

October 29, 2014

•	Ancestry.com has strong unaided brand recognition with over 50% of surveyed respondents independently citing Ancestry as an organization, website, or software that can be used to research and learn about family history per a study by Ipsos.

Based on these and other factors, we believe we continue to be a leader in the family history market, that there was no deterioration in the family history market, and no significant changes in the competitive environment. Our position in the family history market is another indicator that it is not more likely than not that the reporting unit’s fair value is less than the carrying value.

*    *    *

Further to the above responses, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (801) 705-7000, or the Company’s counsel, Brian Mangino at Fried, Frank, Harris, Shriver & Jacobson LLP, at (202) 639-7258.

Sincerely,

/s/ Howard Hochhauser

Howard Hochhauser

Chief Financial Officer and Chief Operating Officer

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

October 29, 2014

cc:	William Stern
General Counsel and Corporate Secretary
Ancestry.com Inc.
360 West 4800 North
Provo, UT 84604

Brian Mangino
Fried, Frank, Harris, Shriver & Jacobson, LLP
801 17th Street, N.W.
Washington, D.C. 20006